82-4068

02 APR 23 AM 11:29

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

18th April 2002

02028605

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

SUPPL

Dear Sir/Madam

Choicethink Limited	**2207359**
Customer Satisfaction Surveys Limited	**2033151**
Fieldcontrol Limited	**944187**
Parker Bishop Limited	**662917**
Schemetype Limited	**2679478**
Specialist Field Resources Limited	**2597974**
Specialist People Resources Limited	**3032722**
Opinion Research Limited	**835544**
Teledynamics Limited	**1839253**
Tellex Monitors Limited	**540209**
Taylor Nelson AGB Television Limited	**3229747**
Taylor Nelson International Limited	**1714917**
Taylor Nelson Sofres Group Limited	**3073845**
Taylor Nelson Sofres International Limited	**1953112**
WHF (Southern) Limited	**2508797**

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Please find the attached forms 288b in respect of the above named companies for Mr Martin Stevenson Crosbie Frame's resignation as Director.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

Judith George
Legal Department

dlw 4/23

Encl. SAE
Forms 288b

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Cont'd...

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 646 885 3043

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	2207359
Company Name in full	Choicethink Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME

Please insert details as previously notified to Companies House.

*Style / Title	Mr	*Honours etc	
Forename(s)	Martin Stevenson Crosbie		
Surname	Frame		

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2033151

Company Name in full Customer Satisfaction Surveys Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title Mr *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Martin Stevenson Crosbie

Surname Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House — for the record —

288b

Please complete in typescript, or in bold black capitals.

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 944187

Company Name in full Fieldcontrol Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.4.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 662917

Company Name in full Parker Bishop Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title Mr *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Martin Stevenson Crosbie

Surname Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.4.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2679478

Company Name in full Schemetype Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.4.02.

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 2597974

Company Name in full Specialist Field Resources Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London W5 1UA

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3032722

Company Name in full Specialist People Resources Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.02.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 835544

Company Name in full Opinion Research Limited

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 0

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	3 0	0 4	1 9 4 5

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1839253

Company Name in full Teledynamics Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title Mr *Honours etc

Forename(s) Martin Stevenson Crosbie

Surname Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

288b

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 540209

Company Name in full Tellex Monitors Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3229747

Company Name in full Taylor Nelson AGB Television Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1714917

Company Name in full Taylor Nelson International Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3073845
Company Name in full	Taylor Nelson Sofres Group Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	Mr
*Honours etc	
Forename(s)	Martin Stevenson Crosbie
Surname	Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1953112

Company Name in full Taylor Nelson Sofres International Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17.04.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2508797

Company Name in full WHF (Southern) Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving ~~director~~, secretary etc ~~must~~ sign the form below.

Signed [signature] **Date** 17.04.02.

(** ~~serving director~~ / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999